UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-41562

NewAmsterdam Pharma Company N.V.

(Exact name of registrant as specified in its charter)

Gooimeer 2-35

1411 DC Naarden

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On August 7, 2023, NewAmsterdam Pharma Company N.V. (the “Company”) published its unaudited condensed consolidated financial statements as at June 30, 2023 and for the six months ended June 30, 2023 and 2022. The unaudited condensed consolidated financial statements and notes thereto, as well as the Company's Management's Discussion and Analysis of Financial Condition and Results of Operations and Risk Factors sections, are attached hereto as Exhibit 99.1 and 99.2 to this Report on Form 6-K, respectively.

This Report on Form 6-K (including Exhibits 99.1 and 99.2) shall be deemed to be incorporated by reference into the Company's registration statement on Form S-8 (File No. 333-271019).

EXHIBIT INDEX

Exhibit No.	Description

99.1	Report for the Six Months ended June 30, 2023
99.2	Management's Discussion and Analysis of Financial Condition and Results of Operations and Risk Factors for the Six Months ended June 30, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NewAmsterdam Pharma Company N.V.

August 7, 2023	By:	/s/ Michael Davidson
Name: Michael Davidson Title: Chief Executive Officer